Exhibit 99.1

Valens Semiconductor Successfully Completes MIPI A-PHY Interoperability Testing

The first multi-vendor MIPI A-PHY link between a Sony Semiconductor Solutions’ transmitter and a Valens Semiconductor receiver resulted in seamless interoperability

Hod Hasharon, Israel, September 12, 2022 –Valens Semiconductor (NYSE: VLN) today announced the successful completion of a joint interoperability testing session between a transmitter developed by Sony Semiconductor Solutions and a Valens Semiconductor receiver. Testing included high-speed data transmission, demonstrating key MIPI A-PHY communication features including error correction and retransmission mechanisms.

“As a pioneer in MIPI A-PHY technology, Valens Semiconductor’s primary goal has been to expand and strengthen the MIPI A-PHY ecosystem and Sony Semiconductor Solutions, a leader in the sensor market, is a great partner to enable this growth,” said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. “MIPI A-PHY is the most robust and resilient automotive connectivity technology available, and the successful completion of the interoperability testing is a significant achievement for the ecosystem. The addition of more suppliers providing A-PHY compliant IC products continues the momentum towards widescale market adoption of this standard”.

“Interoperability between multiple vendors’ components is crucial for the success of any standard, and we are happy to reach this important milestone with MIPI A-PHY,” said Kenji Onishi, General Manager, Automotive Business Department, Sony Semiconductor Solutions Corporation. “As market leaders, it is highly important for Sony Semiconductor Solutions to introduce cutting-edge technology into our image sensors, and MIPI A-PHY serializer integration will provide significant cost and performance benefits for our automotive customers.”

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

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SOURCE Valens Semiconductor